UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. )

CAVA Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

148929102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148929102	13G

1	NAMES OF REPORTING PERSONS Artal International S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,007,990
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,007,990
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,007,990
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 148929102	13G

1	NAMES OF REPORTING PERSONS Artal International Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,007,990
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,007,990
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,007,990
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 148929102	13G

1	NAMES OF REPORTING PERSONS Artal Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,007,990
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,007,990
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,007,990
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 148929102	13G

1	NAMES OF REPORTING PERSONS Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,007,990
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,007,990
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,007,990
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 148929102	13G

1	NAMES OF REPORTING PERSONS Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,007,990
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,007,990
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,007,990
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 148929102	13G

1	NAMES OF REPORTING PERSONS Mr. Amaury Wittouck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,007,990
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,007,990
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,007,990
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

CAVA Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14 Ridge Square NW, Suite 500, Washington, DC 20016

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

(i) Artal International S.C.A. (“Artal International”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg limited partnership

(ii) Artal International Management S.A. (“Artal International Management”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(iii) Artal Group S.A. (“Artal Group”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(iv) Westend S.A. (“Westend”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(v) Stichting Administratiekantoor Westend (“Stichting”)

Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands

Citizenship: Netherlands foundation

(vi) Mr. Amaury Wittouck

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Belgium

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

148929102

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2023, Artal International S.C.A directly held 32,007,990 Shares. Artal International Management, as the managing partner of Artal International, controls Artal International and, accordingly, may be deemed to beneficially own the Shares that Artal International directly owns. Artal Group, as the sole stockholder of Artal International Management, controls Artal International Management and, accordingly, may be deemed to beneficially own the Shares that Artal International Management may be deemed to beneficially own. Westend, as the parent company of Artal Group, controls Artal Group and, accordingly, may be deemed to beneficially own the Shares that Artal Group may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the Shares that Westend may be deemed to beneficially own. Mr. Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the Shares that the Stichting may be deemed to beneficially own.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person’s cover page. Calculations of the percentage of Shares beneficially owned are based on 113,611,499 Shares outstanding as of November 3, 2023 based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

(c) As December 31, 2023, the number of shares as to which Artal International, Artal International Management, Artal Group, Westend, the Stichting and Mr. Wittouck has:

(i) Sole power to vote or to direct the vote:

32,007,990

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

32,007,990

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

ARTAL INTERNATIONAL S.C.A.

By:	ARTAL INTERNATIONAL
MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

MR. AMAURY WITTOUCK

/s/ Amaury Wittouck

EXHIBIT INDEX

Exhibit Number	Title

1.	Joint Filing Agreement